

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   January 4, 2018

Douglas L. Williams
Chief Executive Officer
Atlantic Capital Bancshares, Inc.
3280 Peachtree Road NE, Suite 1600
Atlanta, Georgia 30305

      Re: Atlantic Capital Bancshares, Inc.
                Form 10-K
                Filed March 14, 2017
                File No. 001-37615

Dear Mr. Williams:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Michelle Miller

                        Michelle Miller
                        Staff Accountant
                        Office of Financial Services